SECU  SION

11021318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/10___ AND ENDING ___12/31/10___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

◆ C O L E ◆
CAPITAL CORPORATION

March 10, 2011

Securities Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

RE: Cole Capital Corporation
**   CRD #31147**

To Whom It May Concern:

Enclosed please find Form SIPC-7T for Cole Capital Corporation as of and for the year
ended December 31, 2010. It has come to our attention that this document may not have
been included in our previously submitted Annual Audited Report. Please file this
document on our behalf.

Should you have any questions, please contact me at (602) 716-8887.

Sincerely,

Bryan Weaver
Chief Compliance Officer

Cole Capital Corporation

Schedule of Assessment and Payments General
Assessment Reconciliation (Form SIPC-7)

February 22, 2011



INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 22, 2011

Board of Directors
Cole Capital Corporation
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016



Attention: Mr. Christopher H. Cole, Chairman

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cole Capital Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 22, 2011
Phoenix, Arizona